ANNOUNCEMENTS

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Update — Routine announcements in the period from
5 March to 2 April 2014

1 April 2014

National Grid plc (National Grid)

Voting Rights and Capital Update

National Grid’s registered capital as at 31 March 2014 consisted of 3,854,339,684 ordinary shares, of which 123,948,354 were held as treasury shares; leaving a balance of 3,730,391,330 shares with voting rights.

The figure of 3,730,391,330 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FCA Disclosure and Transparency Rules.

Contact: A Morgan, Assistant Company Secretary, (0207 004 3228).

National Grid plc (“NG”)

Friday 7 March 2014

Notification of Directors’ Interests

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NG SHARE INCENTIVE PLAN (the “SIP”)

Under the SIP, operated through Ogier Corporate Services (UK) Ltd as Trustee, employees may acquire NG ordinary shares by regular monthly contributions. The current monthly purchase of 32,785 NG ordinary shares, on 7 March, under the scheme was confirmed by the Trustee today, at a price of 830.428 pence per share, on behalf of some 2,800 participants.

The following Executive Directors of NG are beneficiaries of the shares purchased on their behalf:

Director	Shares purchased in SIP
Steven Holliday	16 Ordinary Shares

Andrew Bonfield	15 Ordinary Shares

The Directors total interests after these events are:

Director	Resulting total interest
Steven Holliday	2,324,862 Ordinary Shares

Andrew Bonfield	962,105 Ordinary Shares

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Contact: Robin Kerner, Assistant Secretary, Shareschemes (0207 004 3223).

6 March 2014

National Grid plc (‘National Grid’)

Notification of Directors’ Interests on Appointment

Following the announcement of John Pettigrew’s appointment to the Board with effect from 1 April 2014, National Grid announces that he has notified his interest in a total of 90,108 National Grid plc ordinary shares.

National Grid confirms that no further information is required to be disclosed pursuant to LR 9.6.13R of the Listing Rules of the UK Financial Conduct Authority in relation to the appointment of John Pettigrew as a Director of National Grid plc.

CONTACT

Alice Morgan
Assistant Company Secretary

0207 004 3228